Exhibit 99.1

Skyline Builders Group Holding Signs Term Sheet for a Business Combination with Super Critical Materials

●	CRMN has executed a new term sheet for the acquisition of SuperCritical Materials, a developer of proven uranium and critical metals extraction from seawater technology.

●	American-developed technology to become a powerful driver of domestic security of supply of nuclear fuels and critical metals for industry, technology and defense.

●	US-DOE developed technology is proven to extract uranium and other critical metals from seawater.

●	The Company expects the SuperCritical business combination to close shortly after the expected distribution of the Cove Kaz value to Skyline shareholders which is anticipated to occur during 1Q 2027 to shareholders.

GRAND CAYMAN, CAYMAN ISLANDS – November 12, 2026 -- Skyline Builders Group Holding Limited (NASDAQ: CRMN) (“Skyline” or “the Company”), a holding company seeking to become a highly strategic supplier of critical minerals and nuclear fuels prioritizing the security of supply for US customers, today announced that it entered into a term sheet to acquire SuperCritical Materials (“SuperCritical”), a company focused on the development and deployment of uranium and critical metals extraction from seawater infrastructure in the United States.

The Company signed a non-binding letter of intent in November 2025, which was then terminated upon the announcement of the BCA with Cove Kaz in May 2026. During the last 12 months strategic and institutional investors, including American Ventures, have provided approximately $4.5 million of funding to SuperCritical Materials to allow it to advance its development and deployment plans. Considerable progress, described below, has been achieved.

SuperCritical Materials is Developing a New Source of Uranium for the Next Nuclear Age

SuperCritical Materials is working to transform one of the world’s largest untapped uranium resources—the oceans—into a scalable source of nuclear fuel. The world’s oceans contain an estimated 4.5 billion metric tons of dissolved uranium, creating the potential for a vast, globally distributed resource that could complement conventional uranium production as nuclear energy expands.

SuperCritical Materials holds an exclusive commercial license to uranium-selective adsorbent technology developed through decades of U.S. government research, including work led by the U.S. Department of Energy’s Pacific Northwest National Laboratory (PNNL). It uses specialized adsorbent materials that capture dissolved uranium as seawater passes across them. The adsorbent is then retrieved, the uranium recovered, and the material prepared for repeated deployment cycles.

SuperCritical Materials is now focused on the engineering challenge of moving this technology from laboratory science toward industrial-scale offshore operations. Working with leading engineering, research and technology partners, the company is developing and testing the systems required to deploy, recover and reuse adsorbents in marine environments, while evaluating the performance, durability and economics required for commercial production.

In the past 18 months, SuperCritical has entered into strategic partnerships with Kellogg Brown & Root, University of Michigan and others to work on the deployment plan. By bringing together SuperCritical’s specialized technical team with the capabilities of major industrial partners, the company aims to accelerate the path from scientific innovation to repeatable, cost-competitive production.

The opportunity is increasingly important as nuclear energy expands to meet rising electricity demand from AI, data centers, electrification and energy security. The United States currently relies heavily on foreign sources of uranium and nuclear fuel-cycle services. Developing an additional domestic source of uranium could strengthen the resilience of the U.S. nuclear fuel supply chain while creating new industrial capabilities and high-quality jobs, including opportunities in Gulf Coast communities with deep expertise in offshore engineering and energy infrastructure.

The Company’s work also aligns with U.S. policy priorities supporting increased domestic mineral production, development of offshore critical resources and expansion of the nation’s nuclear industrial base. Its technical leadership includes scientists with direct experience in the U.S. government research program that helped advance uranium extraction from seawater. Dr. Gary Gill, a founder and senior technical advisor to SuperCritical and former Deputy Director of PNNL’s Marine Sciences Division, has decades of experience in chemical oceanography and uranium-from-seawater research and has contributed extensively to scientific literature in the field.

For 80 years, the nuclear age has depended on uranium we could find beneath our feet. SuperCritical Materials and its partners are working to determine whether the next nuclear age can also be fueled by what has been around us all along.

Paul Mann, CRMN’s executive chairman said “The United States is in urgent need of domestic supplies of critical materials. SuperCritical’s technology will allow it to be a cost-competitive supplier of uranium and other critical metals for the United States, thereby securing a domestic supply chain, and most importantly, promising a rapid scale-up of production, which land-based uranium mines have so far failed to do.”

The United States currently imports over 95% of its uranium supply. Uranium-based fuels are responsible for generating nearly 20% of total electricity in the United States, and the United States has pledged to quadruple nuclear energy capacity by 2050. In order to achieve this, a secure and scalable supply chain of uranium is required.

SuperCritical has made considerable achievements during the past eighteen months.

Since March 1, 2025, SuperCritical has been engaged in a formal engineering program, with the objective of establishing the technical and economic feasibility of industrial-scale production in the United States. The Company has since completed: a pre-conceptual design report; a conceptual design report; a scoping study; and is now engaged in the preliminary economic assessment (“PEA”). The successful completion of the PEA will trigger the pre-feasibility study; to be followed by the pre-FEED (Front-End Engineering Design) study; and finally the definitive feasibility-FEED study, which will definitively establish the bankability of the first industrial-scale deployment project off the coast of Texas. So far, the PEA has returned very promising results. Upon completion of this study, results will be publicly disclosed.

Transaction Details

The non-binding term sheet envisages that Skyline will own 51% of the combined entity, current SuperCritical shareholders will own 44% of the combined entity and new investors expected to invest $10m via a private placement into SuperCritical will own 5% of the combined entity.

The parties expect to enter into a share exchange agreement (the “Merger Agreement”) pursuant to which Skyline would exchange a preferred share with SuperCritical shareholders for their shares (collectively the “Parties”). Skyline will then file a proxy statement for shareholder approval on the conversion of the preferred shares into common shares and seek SEC and Nasdaq approval, including a new listing application (collectively, the “Transaction”).

The Transaction is expected to close during 1Q 2027, after the anticipated distribution of value from its ownership in Cove Kaz, as previously disclosed. That distribution is expected to occur in the most tax efficient manner and currently is expected to be distributed to Skyline shareholders on a record date which is expected to be during 4Q 2026.

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (NASDAQ: CRMN) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia.

In the third quarter of 2025, a group of US investors, led by American Ventures, took control of the Company via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain.

Skyline seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers. In November 2025, it subscribed for an approximate 20% membership interest in Kaz Resources LLC, a company involved in the critical materials supply chain.

ABOUT SUPERCRITICAL MATERIALS

SuperCritical Materials is developing industrial-scale nuclear fuel production infrastructure. The Company is focused on expanding future fuel availability for the growing global nuclear energy sector and strengthening U.S. energy security. To learn more, please visit: www.supercritical.one.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transactions described in the term sheet may not be completed in a timely manner or at all, which may adversely affect the price of Skyline’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the shareholders of Skyline and the receipt of certain governmental, regulatory and third party approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; (iv) the failure to meet Nasdaq listing standards in connection with the consummation of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on the Skyline’s and SuperCritical’s business relationships, operating results, and business generally; and (vi) risks that the proposed transaction disrupts current plans and operations of Skyline and Supercritical. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

NO OFFER OR SOLICITATION

 This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: investors@skylinebuildersgroupholding.com

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